FOR IMMEDIATE RELEASE	Filed by Provident Bancorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Provident Bancorp, Inc. File No. 001-37504

Contact:	David P. Mansfield President and Chief Executive Officer
Telephone:	(603) 334-1250

PROVIDENT BANCORP, INC.

ANNOUNCES COMMENCEMENT OF STOCK OFFERING

Amesbury, Massachusetts, August 16, 2019 — Provident Bancorp, Inc. (the “Company”), the stock holding company of The Provident Bank (the “Bank”), announced today that Provident Bancorp, Inc., a newly formed Maryland corporation that is the proposed successor holding company of the Bank (“New Provident”), is commencing its stock offering in connection with the proposed conversion of Provident Bancorp from the mutual holding company structure to the stock holding company form of organization.

New Provident is offering for sale up to 13,225,000 shares of common stock at a purchase price of $10.00 per share. The shares will be offered in a subscription offering to: (i) certain depositors of the Bank; (ii) certain of the Bank’s tax-qualified employee benefit plans (including the Bank’s employee stock ownership plan and the Bank’s 401(k) Plan); and (iii) the employees, officers, directors, trustees and corporators of Provident Bancorp, New Provident, the Company or the Bank who are not eligible under priority (i) above.  Shares of common stock that are not subscribed for in the subscription offering may be offered for sale to members of the general public in a community offering, with preference given to residents of specified cities and towns of Massachusetts and New Hampshire.

The subscription and community offerings are being managed by Sandler O’Neill & Partners, L.P. All questions concerning the offering or requests for offering materials should be directed to the Stock Information Center at (978) 834-8505. The Stock Information Center, located at 5 Market Street, Amesbury, Massachusetts, will be open Monday through Friday from 10:00 a.m. to 4:00 p.m., Eastern Time, beginning August 19, 2019 through September 10, 2019, the scheduled expiration date of the subscription offering.

New Provident must sell at least 9,775,000 shares of its common stock in the offering. Completion of the conversion and offering is also subject to the receipt of all regulatory approvals, the approval of the Company’s shareholders and other customary closing conditions.

This release is neither an offer to sell nor a solicitation of an offer to buy common stock. The offer is made only by the prospectus when accompanied by a stock order form. The shares of common stock of the new holding company are not savings accounts or savings deposits, may lose value and are not insured by the Federal Deposit Insurance Corporation, any other government agency or the Depositors Insurance Fund.

Forward-Looking Statements

Certain statements contained herein constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as “may,” “will,” “would,” “intend,” “believe,” “expect,” “plan,” “estimate,” “anticipate,” “continue,” or similar terms or variations on those terms, or the negative of those terms. These statements are based upon the current beliefs and expectations of Company management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements as a result of numerous factors. Factors that could cause such differences to exist include, but are not limited to: the failure to obtain the final approvals of the Board of Governors of the Federal Reserve or the Massachusetts Commissioner of Banks for the proposed conversion and related stock offering, delays in obtaining such approvals, or adverse conditions imposed in connection with such approvals; those related to the real estate and economic environment, particularly in the market areas in which the Company operates; fiscal and monetary policies of the U.S. Government; changes in government regulations affecting financial institutions, including regulatory compliance costs and capital requirements; fluctuations in the adequacy of loan loss reserves; decreases in deposit levels necessitating increased borrowing to fund loans and investments; operational risks including, but not limited to, cybersecurity, fraud and natural disasters; the risk that the Company may not be successful in the implementation of its business strategy; changes in prevailing interest rates; credit risk management; asset-liability management; and other risks described in the Company’s filings with the Securities and Exchange Commission, which are available at the SEC’s website, www.sec.gov.

The Company wishes to caution readers not to place undue reliance on any such forward looking statements, which speak only as of the date made. The Company wishes to advise readers that the factors listed above or other factors could affect the Company’s financial performance and could cause the Company’s actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. The Company does not undertake and specifically disclaims any obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

About Provident Bancorp, Inc.

Provident Bancorp, Inc. is the holding company for The Provident Bank. The Bank is an innovative, commercial bank that finds solutions for its business and private clients. The Bank is committed to strengthening the economic development of the regions it serves, by working closely with businesses and private clients and delivering superior products and high-touch services to meet their banking needs. The Bank has offices in Massachusetts and New Hampshire. All deposits are insured in full through a combination of insurance provided by the Federal Deposit Insurance Corporation and the Depositors Insurance Fund. For additional information, visit www.theprovidentbank.com.